UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Announces Filing Of Public Draft Prospectus With The Israeli Securities Authorities In Advance Of Tel Aviv Stock Exchange Listing And Filing Of Canadian Preliminary Short Form Prospectus”, dated November 7, 2012
99.2	Form 51-102F3 Material Change Report, dated November 8, 2012
99.3	News Release “Adira Energy Announces Filing Of Final Public Prospectus With The Israeli Securities Authority And Appointment Of Independent Israeli Director”, dated November 29, 2012
99.4	Adira Energy Ltd Unaudited Interim Consolidated Financial Statements September 30, 2012
99.5	Adira MD&A Q3 2012
99.6	Form 52-109FV2 Certification of Interim Filings Q3 2012 - CEO
99.7	Form 52-109FV2 Certification of Interim Filings Q3 2012 – CFO
99.8	Form 51-102F3 Material Change Report, dated December 3, 2012
99.9	News Release “Adira Energy Partner Signs Addendum To Drilling Contract Accelerating Drilling Commencement Of Gabriella Well”, dated December 24, 2012
99.10	News Release “Adira Energy Granted Extension Of Drill Contract On Its Yitzhak License, Offshore Israel”, dated December 27, 2012
99.11	Form 51-102F3 Material Change Report, dated December 27, 2012
99.12	Form 51-102F3 Material Change Report, dated December 27, 2012
99.13	News Release “Adira Energy Announces Filing Of Final Prospectus”, dated January 16, 2013
99.14	Form 51-102F3 Material Change Report, dated January 16, 2013
99.15	News Release “Adira Energy Provides Update On Gabriella License Offshore Israel”, dated January 31, 2013
99.16	News Release “Adira Energy Suspends Operations On Gabriella License Offshore Israel”, dated February 11, 2013
99.17	News Release “Adira Energy Announces Director Resignation”, dated February 13, 2013
99.18	Form 51-102F3 Material Change Report, dated February 13, 2013
99.19	Form 51-102F3 Material Change Report, dated February 13, 2013

Notice Pursuant to Rule 135c Under the Securities Act of 1933

This shall not constitute an offer to sell, nor the solicitation for any offers to buy any securities of Adira Energy Ltd.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: February 15, 2013

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development